UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 10, 2025, Fitell Corporation, a Cayman Islands company (the “Company”), issued a press release announcing that it has revised certain terms of its previously announced registered direct offering. Pursuant to the revised terms, the Company has agreed to issue and sell an aggregate of 796,813 ordinary shares and an additional investment right to purchase up to 1,195,220 ordinary shares in the form of warrants, at a purchase price of $5.02 per ordinary share and associated warrant. The warrants will have an exercise price of $5.02 per share, will be exercisable immediately upon issuance and will expire three years following the issuance date. The offering is still expected to close on or about February 10, 2025, subject to the satisfaction of customary closing conditions. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Neither this Report on Form 6-K, nor the exhibit attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

Exhibit No.

99.1	Press Release issued by Fitell Corporation on February 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)